Filer: Inprise Corporation
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933 Commission File
                                        No. 0-16096

On February 16, 2000, Inprise Corporation sent the following letter to its customers:

Dear Valued Inprise/Borland Customer:

As you know, Inprise/Borland and Corel Corporation are merging.

There has been a lot of speculation about how the combined organization will continue to support its existing enterprise customers and how much emphasis the new company will place on expanding its products within this space.

The combination of Corel and Inprise/Borland will enable us to provide our customers with a complete range of products and applications - from the desktop to the enterprise. We will continue to develop and support our current product lines across multiple platforms including: Windows, UNIX, OS/390, and Linux.

The new company plans to deliver solutions for the next generation of computing, while ensuring compatibility across platforms and applications.

While a lot of the details are still being worked out because the merger won't be completed until shareholder and regulatory approvals have been received, we'd like to reinforce the commitment Inprise/Borland has to developing and supporting products for the enterprise market.

In order to better serve our world-wide enterprise customers, Inprise/Borland is forming a separate business unit dedicated to the VisiBroker, Application Server and AppCenter products and customers. We will be reviving the Visigenic name for this business unit, and it will continue to be based in the Silicon Valley.

In addition, Inprise/Borland will continue to grow our world-wide professional services organization within the Visigenic business unit, which includes: consulting services, product and solution training and technical support. The merger also allows Inprise/Borland customers to leverage the existing services and support that Corel presently offers, including a professional sales organization and a dedicated enterprise sales force.

As the necessary approvals are obtained, and the merger is completed, you will be provided with updates and other ongoing communication. In the meantime, if you have questions about the merger, please e-mail them to questions@inprise.com.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Inprise Corporation and Corel Corporation. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Inprise Corporation and Corel Corporation with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from Inprise Corporation by directing such request to: Inprise Corporation, 100 Enterprise Way, Scotts Valley, California 95066-3249, Attention:
Investor Relations, telephone: (831) 431-1000, e-mail: investor@inprise.com and to - Corel Corporation, 1600 Carling Ave., Ottawa, ON K1Z 8R7,
Attention: Investor Relations, telephone (613) 728-8200, e-mail:
ir@corel.ca.


Sincerely,

               Mike Cowpland                       Dale Fuller
               President and CEO                   Interim President and CEO
               Corel Corporation                   Inprise/Borland